SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

P-54 begins operations in the Roncador field
Petrobras added 460 thousand bpd to its production capacity in the last three months

(Rio de Janeiro, December 12, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the P-54 platform began operations yesterday, December 11 2007 in the Roncador Field in the Campos Basin, state of Rio de Janeiro. Designed to produce 180 thousand barrels per day (bpd), when the production peak is reached, it will increase the installed capacity in the Roncador Field from 280 to 460 thousand bpd, decisively contributing to the sustainability of the Brazilian auto-sufficiency in oil and liquids.

Constructed through the conversion of the ship Barão de Mauá, part of the Petrobras fleet, the platform has a capacity to compress 6 million m3 per day of gas and storage volume for up to 2 million barrels of oil. The new unit will join, in the Roncador field, the plataform P-52 that began operations in November, with a production capacity of 180 thousand bpd, and the FPSO Brasil, that produces 100 thousand bpd.

With P-54 beginning operations, Petrobras completes the launch of three new production units in the Southeast region of the country in the last three months of the year. Besides P-54 and P-52, in November the company had already kicked off the FPSO Cidade de Vitória in the Golfinho Field, in the Espírito Santo Basin, with a production capacity of 100 thousand bpd.

Technical characteristics

P-54 is a FPSO (Floating Production Storage and Offloading). It will be moored in a water depth of 1.400 meters, equivalent to two times the height of the Corcovado Hill, in Rio de Janeiro, and will be connected to 17 wells, being 11 productors of oil and gas and six injectors of water.

The new platform shall reach its production peak in the second half of 2008. In the meanwhile, the unit will reach the peak of gas flow, which will be 1.8 million de m3/day. The flow of the oil will be handled by off-loading ships and the gas will flow by sub sea pipelines up to the coast.

The same way as P-52, the new platform was built by Petrobras according to the new parameters of nationalization. With a domestic content of 63%, P-54 construction generated 2,600 direct and 10,000 indirect job positions.

The FPSO was built with a modular design in 41 months on the basis of three contracts signed in June 2004. The gas compression modules were built by the Dresser Rand/Mauá Jurong consortium and the power generation modules by Nuovo Pignone. The Jurong Shipyard was responsible for the hull conversion, the manufacture of the other process and utility modules and the integration of the final unit.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

The process, utility and compression modules were built at Mauá-Jurong Shipyard in Niterói (RJ) and the power generation modules at the Nuovo Pignone’s Porto Novo Rio yard in Caju (RJ).

P-54 Profile Data

  Location: Campos Basin, 125 km offshore on the same latitude as Cabo de São Tomé (RJ)
  Oil production: 180 thousand barrels/day
  Gas compression: 6 million m3/day
  Electricity generation: 92 MW (capacity to supply a city of 290 thousand inhabitants)
  Anchorage depth: 1,400 m
  Length: 337 m
  Accommodation capacity: a crew of 160
  Total tonnage: 73 thousand tons

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.